Suite 1240, 1140 West Pender Street
Vancouver, British Columbia, V6E 4G1
Tel: (604) 681-8030 Fax: (604) 681-8039

_________________________________________________

INFORMATION CIRCULAR
As at May 2, 2012, unless otherwise noted

FOR THE ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS
TO BE HELD ON JUNE 6, 2012

SOLICITATION OF PROXIES

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management (“Management”) of Alderon Iron Ore Corp. (the “Company” or “Alderon”) for use at the Annual General Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting, and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management.  Solicitations will be made by mail and may be supplemented by telephone or other personal contact by regular officers and employees of the Company without special compensation.  The Company does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals the authorization to execute the Instrument of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company and are nominees of Management.  A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy.  To exercise this right, a Shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another proper form of Instrument of Proxy.  The completed Instrument of Proxy should be deposited with the Company’s Registrar and Transfer Agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Instrument of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke an Instrument of Proxy either by (a) signing another proper form of Instrument of Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF THE COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders who do not hold common shares of the Company (the “Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.  Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds the Common Shares as registered Shareholder.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients.  The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Instrument of Proxy provided by the Company to the Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank space provided.  The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a form of proxy with a Broadridge sticker on it cannot use that form of proxy to vote Common Shares directly at the Meeting – the form of proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the Common Shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

If no choice is specified on the Instrument of Proxy with respect to a matter to be acted upon, the Instrument of Proxy confers discretionary authority with respect to the matter upon the proxyholder named on the Instrument of Proxy.  In the absence of any direction in the Instrument of Proxy, it is intended that the proxyholder named by Management in the Instrument of Proxy will vote the Common Shares represented by the Instrument of Proxy in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to Management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At May 2, 2012, the Company had 100,169,097 Common Shares without par value issued and outstanding.  All Common Shares are of the same class and each carries the right to one vote.  The quorum for a meeting of Shareholders is two persons present in person or by proxy who are entitled to vote at the Meeting.

May 2, 2012 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting.  Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Instrument of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

Other than as set forth below, to the knowledge of the directors and senior officers of the Company, as at May 2, 2012, no Shareholder beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to the Common Shares.

Altius Resources Inc. and its parent, Altius Minerals Corporation, collectively, are the beneficial owners of 32,869,006 Common Shares representing approximately 32.81% of the issued and outstanding Common Shares.

Liberty Metals & Mining Holdings, LLC (“LMM”) is the beneficial owner of 14,981,273 Common Shares, representing approximately 14.96% of the issued and outstanding Common Shares.

PRESENTATION OF THE FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2011 will be presented to the Shareholders at the Meeting.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

Fixing the Number of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of the ordinary resolution fixing the number of directors on the board of directors of the Company (the “Board of Directors” or the “Board”) at eleven (11).

Election of Directors

Although Management is nominating eleven (11) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.  Each director of the Company is elected annually and holds office until the next annual general meeting of the Shareholders unless that person ceases to be a director before then.  Management proposes to nominate the persons herein listed for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the Common Shares represented by proxy will, on a poll, be voted for the nominees herein listed.  MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED. IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY ON ANY POLL FOR THE ELECTION OF ANY PERSON OR PERSONS AS DIRECTOR UNLESS THE SHAREHOLDER HAS SPECIFIED OTHERWISE IN THE INSTRUMENT OF PROXY.  UNLESS AUTHORITY TO DO SO IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ELECTION OF ALL OF THE NOMINEES.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employment during the past five years and the number of Common Shares which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State and Country of Ordinary Residence of Nominee(7)	Principal Occupation and, if not a Presently Elected Director, Occupation during the last Five Years(7)	Period from which Nominee has been a Director	Number of Common Shares Held(1)(2)(3)
Mark J. Morabito North Vancouver, BC	Chief Executive Officer President and Director of Forbes West Management Corp. (formerly EGM Exploration Group Management Corp.) from December 2009 to date; Chief Executive Officer, President and Director of the Company from March, 2010 to September, 2011, and Executive Chairman of the Company from September, 2011 to date; Founder and Chairman of Crosshair Energy Corporation from 1998 to date.	December 15, 2009	2,760,800
Stan Bharti Toronto, ON	Executive Chairman of Forbes & Manhattan, Inc., a resource sector focused private merchant bank, from 2001 to date.	March 3, 2010	1,950,000
R. Bruce Humphrey(4)(5) Midland, ON	Business and mining consultant.	March 3, 2010	500,000
John A. Baker, Q.C. (6) St. John’s, NL	Senior Partner of the law firm, Ottenheimer Baker since 1976.	December 10, 2010	Nil(8)
Brian F. Dalton St. John’s, NL	Co-Founder, Director, President and Chief Executive Officer of Altius Minerals Corporation, mineral resource company, since 1997.	December 10, 2010	Nil(8)
David J. Porter(4)(5)(6) Toronto, ON
Senior executive/management consultant since 2008; Vice-President Administration of Iron Ore Company of Canada in 2008; Vice-President Human Resources and Organization Effectiveness of The Iron Ore Company of Canada from 1996 to 2007.
		December 10, 2010	Nil
Matthew Simpson(6) Pickering, ON
President and Chief Executive Officer of Black Iron Inc. since December, 2010;  Chief Operating Officer of Alderon from September, 2010 to May, 2011.  From 2002 to September, 2010, Mr. Simpson held various positions at Iron Ore Company of Canada, including General Manager Primary Ore (Mine) from 2007 to 2010.
		April 25, 2011	Nil

Name, Province or State and Country of Ordinary Residence of Nominee(7)	Principal Occupation and, if not a Presently Elected Director, Occupation during the last Five Years(7)	Period from which Nominee has been a Director	Number of Common Shares Held(1)(2)(3)
Tayfun Eldem Montreal, QC
President and Chief Executive Officer of the Company from September, 2011 to date;  Vice President, Expansion Projects & Engineering, Iron Ore Company of Canada from September 2010 to June, 2011; Vice President, Operations & Engineering, Iron Ore Company of Canada from 2007 to 2010; General Manager, Processing Operations, Iron Ore Company of Canada from 2004 to 2007.
		September 30, 2011	Nil
Christopher Noel Dunn Boston, MA, USA
Managing Director of LMM from September, 2011 to date; Partner of Niantic Advisors LLC from April, 2009 to date; Manager Director of JP Morgan from May, 2008 to February, 2009; Senior Managing Director of Bear Stearns from May, 2001 to 2008.
		January 13, 2012	Nil(9)
Danny Williams St. John’s, NL	Premier of Newfoundland and Labrador from October 2003 to November 2010, Appointed Queens Counsel in 1984	March 28, 2012	Nil
John Vettese(4)(5) North York, ON	Corporate finance and M&A lawyer and Deputy Managing Partner of Cassels Brock & Blackwell LLP.	March 28, 2012	25,000

(1)
Common Shares beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and officers.  Unless otherwise indicated, such Common Shares are held directly.  These figures do not include Common Shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.

(2)	The directors and nominees, as a group beneficially own, directly or indirectly, 5,235,800 Common Shares representing 5.23% of the total issued and outstanding Common Shares.
(3)
The information as to Common Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(4)           Current member of the Audit Committee of the Company.
(5)	Current member of the Compensation Committee of the Company.
(6)	Current member of the Nominating and Corporate Governance Committee of the Company.
(7)	The information as to residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(8)	Messrs. Baker and Dalton are directors and officers of Altius Minerals Corporation which beneficially owns, directly or indirectly through its subsidiaries, a total of 32,869,006 Common Shares.
(9)	Mr. Dunn is a managing director of LMM which beneficially owns, directly or indirectly a total of 14,981,273 Common Shares.

Penalties and Sanctions

Other than as disclosed below, no proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director, chief executive officer or chief financial officer of any company that:

(a) while that person was acting in that capacity, was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b) was the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer, that resulted from an event that occurred while that person was acting in such a capacity.

Other than as disclosed below, no proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as disclosed below, no proposed director has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or Shareholder.

Other than as disclosed below, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Stan Bharti was a director of Kansai Mining Corporation ("Kansai"), a company listed on the TSX Venture Exchange (“TSX-V”).  On January 29, 2008, a cease trade order was issued against Kansai and each of the directors and officers, as a result of Kansai failing to file comparative financial statements for the year ended September 30, 2007 and management's discussion and analysis for the period ended September 30, 2007.  On March 5, 2008, the cease trade order was revoked.  Mr. Bharti was a director of Stetson Oil & Gas Ltd. which on May 7, 2008 became subject to a cease trade order for failing to file its financial statements.  This cease trade order was revoked on May 30, 2008.

Brian Dalton and John A. Baker are directors of Newfoundland and Labrador Refining Corporation (“NLRC”) which, on June 18, 2008, filed a Notice of Intention to Make a Proposal with the Office of the Superintendent of Bankruptcy.  On October 17, 2008, NLRC submitted a proposal to its creditors for a maintenance and care plan for up to 36 months.  Under the maintenance and care plan, it was proposed that ongoing costs be kept to a minimum and that all refinery permits would be kept in good standing until such time as its refinery project could be sold or financed when economic conditions improved.  In addition, it was proposed that all creditors’ claims would be deferred until the end of the maintenance and care period or until the project obtains financing.  On November 20, 2009, the Supreme Court of Newfoundland and Labrador accepted the proposal and dismissed all further requests for creditors’ claim adjustments for voting purposes.

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purposes of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Executive officer” of the Company for the financial year, means an individual who at any time during the year was:

(a)           a chair, vice-chair or president of the Company;

(b)	a vice-president of the Company in charge of a principal business unit, division or function including sales, finance or production; or

(e)	performing a policy-making function in respect of the issuer.

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons; and

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

For the financial year ended December 31, 2011, the overall objectives of the Company’s compensation strategy included: (a) attracting and retaining talented executive officers who can assist with the Company’s mineral exploration and mine development strategy; (b) aligning the interests of those executive officers with those of the Company; and (c) linking individual executive officer compensation to the performance of the Company. The Company’s compensation program is designed to compensate executive officers for the performance of their duties and to reward them for the performance of the Company.

Effective October 3, 2011, the Company formed the Compensation Committee to oversee matters relating to executive compensation.  Accordingly, as of October 3, 2011, the Compensation Committee began recommending to the Board the base salaries, performance bonuses and stock options to be granted to the Named Executive Officers. With reference to the Compensation Committee’s recommendations, the Board is responsible for approving the compensation of the Named Executive Officers.

During the most recently completed financial year, compensation of Named Executive Officers and directors was determined based on discussion by the Compensation Committee and the Board based on subjective factors, without any formal objectives, criteria or analysis. The Company’s Named Executive Officers are compensated through consulting agreements, employment agreements and or management services arrangements. During the financial year ended December 31, 2011, the Compensation Committee did not have a pre-determined compensation plan and did not engage in benchmarking practices.  It is the general compensation philosophy of the Company to provide a blend of base salaries, bonuses and an equity incentive component in the form of options. The Company does not have a pre-determined compensation plan, but rather each of the Compensation Committee and the Board reviews informally the performance of the Named Executive Officers when determining compensation levels. Factors which may be informally considered include: the long-term interests of the Company and its shareholders, the financial and operating performance of the Company and each of the Named Executive Officer’s individual performance, contribution towards meeting corporate objectives, responsibilities and length of service; however, these factors are informally discussed and there are no formal pre-determined goals or formal measures.

The Board did not consider the implications of risks associated with the Company’s compensation policies, having determined that the risk of material adverse effects on the long-term health of the Company as a result of the Company’s compensation practices was minimal for a company at the relative stages of development of the Company.

Compensation Elements

The following summarizes the three aspects of compensation provided to Named Executive Officers:

Base Salary

Base salary or fees are a fixed element of compensation that is payable to each Named Executive Officer for performing his or her position’s specific duties. While base salary or fees are intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impacts the level of base salary or fees. In determining the base salary or fees of an executive officer, the Compensation Committee and the Board consider the following factors: the recommendation of the President and Chief Executive Officer of the Company (other than with respect to the compensation of the President and Chief Executive Officer); the particular responsibilities related to the position; the experience level of the executive officer; the difficulties in recruiting new talent and his or her overall performance.

There is no mandatory framework that determines which of the above-referenced factors may be more or less important and the emphasis placed on any of these factors is at the discretion of the Board and may vary among the executive officers.  In respect of the base salary paid to the President and Chief Executive Officer, the Board also considered salaries or consulting fees paid to other chief executive officers in the mining industry, the President and Chief Executive Officer’s contribution toward the Company’s achievement of business goals and objectives for the previous financial year.

Bonus Payments

Executive officers are eligible for annual cash bonuses. The Company does not currently prescribe a set of formal objective measures to determine discretionary bonus entitlements. Rather, the Compensation Committee and the Board uses informal goals typical for exploration and development stage companies such as strategic acquisitions, advancement of exploration, operations and development, equity and debt financings and other transactions and developments that serve to increase the Company’s valuation. Precise goals or milestones are not pre-set by the Board.

Long-Term Incentives

The Board believes that granting stock options to key personnel encourages retention and more closely aligns the interests of executive management with the interests of Shareholders. The inclusion of options in compensation packages allows the Company to compensate employees while not drawing on limited cash resources.  Further, the Board believes that the option component serves to further align the interests of Management with the interests of the Shareholders.

The Company does not utilize a set of formal objective measures to determine long-term incentive entitlements, rather, long-term incentive grants, such as stock options to the Named Executive Officers are determined in a discretionary manner on a case by case basis, but giving consideration to the relative contribution and involvement of the individual in question as well as the number of options previously granted.  There are no other specific quantitative or qualitative measures associated with option grants and no specific weights are assigned to any criteria individually, rather, the performance of the Company is broadly considered as a whole when determining the number of stock based compensation (if any) to be granted and the Company does not focus on any particular performance metric.

Hedging Restrictions

The Company does not have any policies that restrict a NEO or director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following graph depicts the Company’s cumulative total Shareholder returns in the five years since December 31, 2006, assuming a $100 investment in Alderon Common Shares on December 31 of each year, compared to an equal investment in the S&P/TSX Composite Index. Alderon does not currently issue dividends. The Common Share performance as set out in the graph does not necessarily indicate future price performance. There is no correlation between the trend of Alderon’s stock price and Alderon’s executive compensation.

Compensation Governance

Compensation Committee

Members and Independence

The Compensation Committee is comprised of three directors of the Company, the majority of which are currently independent of the Company for purposes of applicable securities laws. As at December 31, 2011 the Compensation Committee consisted of David Porter (Chairman), Bruce Humphrey, and Brad Boland. On April 2, 2011, Brad Boland resigned as a member of the Compensation Committee and John Vettese was appointed to the Compensation Committee in his place. Accordingly as at the date of this Information Circular, the Compensation Committee is comprised of David Porter, Bruce Humphrey and John Vettese. Each of Messrs. Humphrey and Porter, are independent directors and Mr. Boland was an independent director before he resigned. Mr. Vettese is not an independent director.

Skills and Experience

The Board believes that each current and former member of the Compensation Committee possesses skills and experience relevant to the mandate of the Compensation Committee. In addition, the members of the Compensation Committee each have skills and experience that enable them to make decisions on the suitability of the Company’s compensation policies and practices.

Committee Member	Relevant Skills and Experience
David Porter
David Porter is a seasoned executive who has served as Vice President Human Resources & Organizational Effectiveness for the Iron Ore Company of Canada.  He has also been responsible for Operations, Safety, Health, Sustainable Development, Communications and Community Relations across the mining and steel sectors for over 33 years. Based on his human resources background, Mr. Porter has an appropriate skill set to make decisions on the suitability of the Company’s compensation policies and procedures.

Bruce Humphrey
Bruce Humphrey is a mining engineer with over 30 years’ experience with such major companies as Inco, Cominco and Noranda. He recently served as Chairman of Consolidated Thompson Iron Mines Ltd.  Mr. Humphrey also served as the President and Chief Executive Officer of Desert Sun Mining Corp. from October 2004 to April 2006. From May 1998 to May 2004, Mr. Humphrey served as Senior Vice President and Chief Operating Officer at Goldcorp Inc. during the re-development of its high-grade Red Lake mine. Based on his experience with several different mineral resource companies, Mr. Humphrey has developed significant knowledge with respect to executive compensation policies and procedures.

John Vettese
Mr. Vettese is a corporate finance and M&A lawyer and is the Deputy Managing Partner of Cassels Brock & Blackwell LLP. He is also a member of the firm’s Executive Committee. He has acted and continues to act as lead counsel for several companies in the mining sector. Mr. Vettese routinely advises publically traded mineral resource companies on executive compensation matters and has developed significant knowledge in this area.

Responsibilities, Powers and Operation

The Compensation Committee’s primary function to assist the Board of Directors in fulfilling its oversight responsibilities by:

•
Reviewing and approving and then recommending to the Board of Directors salary or consulting fees, bonus, and other benefits, direct or indirect, and any change-of-control packages of the President and Chief Executive Officer and any other management individual at that level or above;

•
Considering and if deemed appropriate approving, with or without revision,  the recommendation of the President and Chief Executive Officer on the salary or consulting fees, bonus, and other benefits, direct or indirect, and any change-of-control packages of the Chief Financial Officer and Chief Operating Officer;

•	Reviewing compensation of the Board of Directors on at least an annual basis;

•
Administration of the Company’s compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by the Company from time to time;

•	Research and identification of trends in employment benefits; and

•	Establishment and periodic review of the Company’s policies in the area of Management benefits and perquisites based on comparable benefits and perquisites in the mining industry.

Meetings of the Compensation Committee are held from time to time as the Compensation Committee or the Chairman of the Compensation Committee shall determine. The Compensation Committee may ask members of management or others to attend meetings or to provide information as necessary.  The

Compensation Committee is permitted to retain and terminate the services of outside compensation specialists and other advisors to the extent required, and has the sole authority to approve their fees and other retention terms.

Compensation Consultant

Identity and Mandate of Compensation Consultant

On October 21, 2011, the Company retained WMH & Associates Consultants Ltd. (“WMH”) to review compensation packages provided to executive officers and senior management of the Company, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. Based on the review conducted by WMH, the Company is in the process of implementing a new compensation framework that will be in effect for its December 31, 2012 fiscal year. The new compensation framework will include defined salary and bonus targets and performance goals for executive officers and senior management.

Fees Paid to Compensation Consultant

During the two most recently completed financial years, the following fees have been billed by WMH to the Company:

Financial Year	2011	2010
Executive compensation-related fees	Nil	Nil
All other fees	Nil	Nil
Total fees	Nil	Nil

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were during the fiscal year ended December 31, 2011 the Company’s Named Executive Officers.  The Company had nine Named Executive Officers during the fiscal year ended December 31, 2011, namely Stan Bharti, Mark J. Morabito, Tayfun Eldem, Sonya Atwal, Keith Santorelli, Brian Penney, Gary Norris, Todd Burlingame, and Matthew Simpson.

Name and principal position)	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(10)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans(11)	Long-term incentive plans

Stan Bharti(1)	2011	Nil	Nil	$964,810	$100,000	Nil	Nil	$316,750	$1,381,560
Vice Chairman	2010	Nil	Nil	$639,966	$175,000	Nil	Nil	$180,000	$994,966
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mark J. Morabito(2)	2011	Nil	Nil	$964,810	$350,000	Nil	Nil	$400,004	$1,714,814
Executive Chairman	2010	Nil	Nil	$639,966	$175,000	Nil	Nil	$166,670	$981,636
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Tayfun Eldem(3)	2011	Nil	Nil	$2,083,780	$50,000	Nil	Nil	$135,428	$2,269,208
President & CEO	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Keith Santorelli(4)	2011	$33,750	Nil	$516,874	Nil	Nil	Nil	Nil	$550,624
CFO	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Sonya Atwal(5)	2011	Nil	Nil	Nil	$30,000	Nil	Nil	$45,812	$75,812
CFO	2010	Nil	Nil	$137,899	$10,000	Nil	Nil	$47,098	$194,997
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Matthew Simpson(6)	2011	Nil	Nil	Nil	$50,000	Nil	Nil	$76,667	$126,667
COO	2010	Nil	Nil	$529,135	Nil	Nil	Nil	$100,000	$629,135
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Brian Penney(7)	2011	Nil	Nil	$1,308,437	Nil	Nil	Nil	$152,816	$1,461,253
COO	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Gary Norris(8)	2011	Nil	Nil	$429,678	$50,000	Nil	Nil	$112,600	$592,278
Executive VP, Government and Community Affairs	2010 2009	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A

Todd Burlingame(9)	2011	Nil	Nil	$429,678	$57,500	Nil	Nil	$120,873	$608,051
Executive VP, Environment and Aboriginal Affairs	2010 2009	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A

(1)
Mr. Stan Bharti served as Executive Chairman of the Company from March 3, 2010 to September 7, 2011. Mr. Bharti was appointed as Vice-Chairman of the Company on September 7, 2011. Included in Mr. Bharti’s compensation is compensation paid to Forbes & Manhattan, Inc. (“Forbes”), of which Mr. Bharti is the Executive Chairman. Mr. Bharti received his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated May 25, 2010, and Forbes receives its compensation in the form of consulting fees pursuant to a consulting agreement dated May 25, 2010, as amended September 7, 2011. Mr. Bharti also serves as a director of the Company but he does not receive additional compensation for his services as a director.

(2)
Mr. Mark J. Morabito served as President and CEO of the Company from March 3, 2010 to September 7, 2011. Mr. Morabito was appointed Executive Chairman of the Company on September 7, 2011. Mr. Morabito receives his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated March 1, 2010, as amended on June 27, 2011. Mr. Morabito also serves as a director of the Company but he does not receive additional compensation for his services as a director.

(3)
Mr. Tayfun Eldem was appointed President and CEO of the Company on September 7, 2011. Mr. Eldem receives his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated July 4, 2011, as amended on September 7, 2011. Mr. Eldem also serves as a director of the Company but he does not receive any additional compensation for his services as a director.

(4)
Mr. Keith Santorelli was appointed as CFO on November 28, 2011. Mr. Santorelli receives his compensation in the form of an annual salary pursuant to the terms of an employment agreement dated October 19, 2011.

(5)
Mrs. Sonya Atwal served as CFO of the Company from March 3, 2010 to November 28, 2011. Mrs. Atwal did not receive compensation directly from the Company, except for grants of stock options and discretionary bonuses. Ms. Atwal is an employee of Forbes West Management Corp. (“Forbes West”), a company which provides management services to the Company. Forbes West invoices the Company on a monthly basis for fees for management services provided which are determined based on the usage of such services by the Company. The amount set out for Mrs. Atwal under the heading, “All other compensation” is the amount paid by Forbes West directly to Mrs. Atwal during the applicable financial year based on the estimated time that Mrs. Atwal spent providing services to the Company.

(6)
Mr. Matthew Simpson served as COO of the Company from September 20, 2010 to May 7, 2011.  Mr. Simpson received his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated July 9, 2010. Mr. Simpson resigned as COO of the Company on May 7, 2011, and his consulting agreement was terminated effective on that date. Mr. Simpson currently serves as a director of the Company and he received a total of $5,000 for his services as a director during 2011 which is included in “All other compensation”.

(7)
Mr. Brian Penney served as COO of the Company from May 7, 2011 to December 1, 2011. Mr. Penney received his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated March 7, 2011.

(8)
Mr. Gary Norris was appointed Executive Vice President, Government and Community Affairs of the Company on July 4, 2011. Mr. Norris receives his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated May 26, 2011.

(9)
Mr. Todd Burlingame was appointed Executive Vice President, Environment and Aboriginal Affairs of the Company on June 13, 2011. Mr. Burlingame receives his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated May 18, 2011.

(10)
The value of the option-based awards reflects the fair value of options granted on the dates of grant, which were February 9, 2011, April 4, 2011, June 13, 2011, July 6, 2011, October 3, 2011, and October 19, 2011. The fair value was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.64%; b) expected life of four years; c) the price of the stock on the grant date; d) expected volatility of 94% and d) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.
(11)	Compensation received in the form of discretionary bonuses earned during the financial year.

Option-based Awards

The only equity compensation plan which the Company has in place is the Company’s stock option plan (the “Plan”). The Plan has been approved by the Toronto Stock Exchange (the “TSX”) and the Shareholders of the Company. The purpose of the Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares.

Outstanding share-based awards and option-based awards

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Named Executive Officers and outstanding as at December 31, 2011.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Stan Bharti	250,000(2) 250,000(2) 400,000(2)	$1.50 $1.60 $3.70	2015-03-03 2015-11-08 2016-02-09	$295,000 $270,000 Nil	Nil	Nil
Mark J. Morabito	250,000(2) 250,000(2) 400,000(2)	$1.50 $1.60 $3.70	2015-03-03 2015-11-08 2016-02-09	$295,000 $270,000 Nil	Nil	Nil
Tayfun Eldem	1,000,000(2)	$3.20	2016-07-06	Nil	Nil	Nil
Keith Santorelli	300,000(2)	$2.78	2016-10-19	Nil	Nil	Nil
Sonya Atwal	20,000(2) 30,000(2) 70,000(2)	$1.50 $1.60 $3.00	2015-03-03 2015-11-08 2015-12-29	$23,600 $32,400 Nil	Nil	Nil
Matthew Simpson	250,000(2) 100,000(2) 200,000(2)	$1.20 $1.60 $3.00	2015-07-22 2015-11-08 2015-12-29	$370,000 $108,000 Nil	Nil	Nil
Brian Penney	300,000(2) 200,000(2)	$3.40 $2.53	2016-04-04 2016-10-03	Nil $30,000	Nil	Nil
Gary Norris	250,000(2)	$2.62	2016-06-13	$15,000	Nil	Nil
Todd Burlingame	250,000(2)	$2.62	2016-06-13	$15,000	Nil	Nil

(1)	Based on the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2011, being $2.68 per share.
(2)
    Options are granted for a five year term and vest over a period of two years such that 25% become available for exercise on each of the sixth, twelfth, eighteenth and twenty-fourth month anniversaries of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended December 31, 2011

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the financial year ended December 31, 2011:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Stan Bharti	$289,375(2)	Nil	Nil
Mark J. Morabito	$289,375(2)	Nil	Nil
Tayfun Eldem	Nil(3)	Nil	Nil
Keith Santorelli	Nil(3)	Nil	Nil
Sonya Atwal	$28,600(4)	Nil	Nil
Matthew Simpson	$181,750(5)	Nil	Nil
Brian Penney	Nil(6)	Nil	Nil
Gary Norris	Nil(7)	Nil	Nil
Todd Burlingame	Nil(7)	Nil	Nil

(1)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(2)
62,500 options exercisable at $1.50 per share vested on March 3, 2011, 62,500 options exercisable at $1.60 per share vested on May 8, 2011, 100,000 options exercisable at $3.70 per share vested on August 9, 2011, and 62,500 options exercisable at $1.60 per share vested on November 8, 2011. The closing prices of the Common Shares on the TSX-V on March 3, 2011, May 6, 2011, and August 9, 2011 and on the TSX on November 8, 2011 were $3.95 per share, $2.69 per share, $2.72 per share and $2.69 per share respectively.

(3)	No options vested during year ended December 31, 2011.
(4)
5,000 options exercisable at $1.50 per share vested on March 3, 2011, 7,500 options exercisable at $1.60 per share vested on May 8, 2011, 17,500 options exercisable at $3.00 per share vested on June 29, 2011, 7,500 options exercisable at $1.60 per share vested on November 8, 2011, and 17,500 options exercisable at $3.00 per share vested on December 29, 2011. The closing prices of the Common Shares on the TSX-V on March 3, 2011, May 6, 2011, June 29, 2011 and on the TSX on November 8, 2011 and December 29, 2011 were $3.95 per share, $2.69 per share, $2.79 per share $2.69 per share and $2.64 per share respectively.

(5)
25,000 options exercisable at $1.20 per share vested on January 22, 2011, 25,000 options exercisable at $1.60 per share vested on May 8, 2011, 50,000 options exercisable at $3.00 per share vested on June 29, 2011, 25,000 options exercisable at $1.20 per share vested on July 22, 2011, 25,000 options exercisable at $1.60 per share vested on November 8, 2011, and 50,000 options exercisable at $3.00 per share vested on December 29, 2011. The closing prices of the Common Shares on the TSX-V on January 21, 2011, May 6, 2011, June 29, 2011, July 22, 2011 and on the TSX on November 8, 2011 and December 29, 2011 were $3.73 per share, $2.69 per share, $2.79 per share $3.76 per share, $2.69 per share and $2.64 per share respectively.

(6)	75,000 options exercisable at $3.40 per share vested on October 4, 2011. The closing price of the Common Shares on the TSX-V on October 4, 2011 was $2.23.
(7)	62,500 options exercisable at $2.62 per share vested on December 13, 2011. The closing price of the Common Shares on the TSX on December 13, 2011 was $2.43.

Pension Plan Benefits

The Company does not have any pension or retirement plans or arrangements for its Named Executive Officers.

Termination and Change of Control Benefits

The Company has entered into consulting or employment agreements with each of the Named Executive Officers, with the exception of Ms. Atwal who was an employee of Forbes West. A description of each consulting or employment agreement with the Named Executives Officers is set forth below. For the purposes of the consulting or employment agreements:

•
A “Change in Control” is defined as the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Canada Business Corporations Act) of: (1) shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% or more of the votes entitled to be cast at a meeting of the shareholders of the Company;  (2) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% or more of the votes entitled to be cast a meeting of the shareholders of the material subsidiary; or (3) more than 50% of the material assets of the Company, including the acquisition of more than 50% of the material assets of any material subsidiary of the Company.

Stan Bharti

On May 25, 2010, the Company entered into an agreement with 2051580 Ontario Inc. (the “2051580”), whereby 2051580 would provide the services of Stan Bharti to act as Executive Chairman of the Company and to provide financial, management and business consulting services to the Company as required by the Company from time to time. The base fees for Mr. Bharti’s services were $10,000 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company together with any such increments thereto and bonuses (including additional grants of options) as the Board of Directors may from time to time determine. This agreement could be terminated prior to December 31, 2012, by the Company without cause by making a payment to 2051580 that is equivalent to the base fees remaining to be paid under the term of this agreement in the form of a lump sum payment within thirty (30) days of the termination date. However, in the event that there was a Change in Control (as defined above) of the Company, either the Company or 2051580 would have had one year from the date of such Change in Control to elect to have 2051580’s appointment terminated. In the event that such an election is made, the Company was obliged to make a lump sum termination payment to 2051580 that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to 2051580 in the 36 months prior to the Change in Control. Additionally, any stock options granted to Mr. Bharti would be dealt with in accordance with the terms of the Plan, however all stock options granted to Mr. Bharti, but not yet vested, would vest immediately. This agreement was terminated effective June 27, 2011 by mutual agreement of the Company and 2051580 without the payment of any termination payment to 2051580 or to Mr. Bharti.

Mr. Bharti is also the Executive Chairman of Forbes. See “Management Contracts – Forbes & Manhattan, Inc.” for a description of change and control and termination payments with respect to the Company’s agreement with Forbes.

Mark J. Morabito

MJM Consulting Corp. (“MJM”) has an agreement with the Company pursuant to which MJM provides the services of Mr. Morabito to provide management and operational consulting services to the Company in the capacity of Executive Chairman of the Company. During the year ended December 31, 2011, the base fees for Mr. Morabito’s services were $16,667 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and bonuses (including additional grants of options) as the Board of Directors may from time to time determine. This agreement may be terminated at any time prior to December 31, 2012 (the termination date), by making a payment to MJM that is equivalent to the base fees remaining to be paid under the term of this agreement in the form of a lump sum payment within thirty (30) days of the termination date. However, in the event that there is a Change in Control (as defined above) of the Company, either the Company or MJM will have one year from the date of such Change in Control to elect to have the MJM’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to MJM that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to MJM in the 36 months prior to the Change in Control. Additionally, any stock options granted to Mr. Morabito would be dealt with in accordance with the terms of the Plan; however all stock options granted to Mr. Morabito, but not yet vested, would vest immediately.

Matthew Simpson

On July 9, 2010, the Company entered into an agreement with Iron Strike Inc. (“Iron Strike”) whereby Iron Strike would provide the services of Matthew Simpson to provide management, business and operational consulting services to the Company in the capacity as the Chief Operating Officer of the Company.  The base fees for Mr. Simpson’s services were $16,666 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company.  The term of this agreement was month to month and could be terminated at any time by the Company without cause by making a payment to Mr. Simpson that was equivalent to twelve (12) months base fees. However, in the event that there was a Change in Control (as defined above) of the Company, either the Company or Iron Strike would have one year from the date of such Change in Control to elect to have Iron Strike’s appointment terminated. In the event that such an election was made, the Company was obliged to make a lump sum termination payment to Iron Strike that was equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Iron Strike in the 36 months prior to the Change in Control.  Additionally, any stock options granted to Mr. Simpson would be dealt with in accordance with the terms of the Plan, however all stock options granted to Mr. Simpson, but not yet vested, would vest immediately.  Mr. Simpson resigned as COO of the Company on May 7, 2011, and the consulting agreement with Iron Strike was terminated effective on that date without the payment of any termination payment to Iron Strike or to Mr. Simpson.

Keith Santorelli

On October 19, 2011 the Company entered into an employment agreement with Keith Santorelli, whereby Mr. Santorelli agreed to act in the capacity of Chief Financial Officer of the Company.  During the year ended December 31, 2011, the base salary for Mr. Santorelli’s services were $18,750 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the minimum amount of 50% of the annual base fees plus applicable tax.  In addition, Mr. Santorelli was granted incentive stock options to purchase up to 300,000 common shares of the Company.  The term of this agreement shall continue until terminated.  The agreement may be terminated at any time by the Company without cause by making a payment to Mr. Santorelli that is equivalent to twelve (12) months base fees.  However, in the event that there is a Change in Control (as defined above) of the Company, either the Company or Mr. Santorelli will have one year from the date of such Change in Control to elect to have the Mr. Santorelli’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to Mr. Santorelli that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Santorelli in the 36 months prior to the Change in Control.  Additionally, any stock options granted to Mr. Santorelli would be dealt with in accordance with the terms of the Plan, however all stock options granted to Mr. Santorelli, but not yet vested, would vest immediately.

Tayfun Eldem

On July 4, 2011, as amended on September 7, 2011, the Company entered into an agreement with Eldem Consulting Inc. (“Eldem”), pursuant to which Eldem provides the services of Mr. Eldem to provide management, operational and engineering consulting services to the Company in the capacity as the President and Chief Executive Officer of the Company. During the year ended December 31, 2011, the base fees for Eldem’s services were $25,000 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the amount of 75% of the annual base fees plus applicable tax. The term of this agreement is month to month and may be terminated at any time by the Company without cause by making a payment to Eldem that is equivalent to twelve (12) months base fees.  However, in the event that there is a Change in Control (as defined above) of the Company, either the Company or Eldem will have one year from the date of such Change in Control to elect to have the Eldem’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to Eldem that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Eldem in the 36 months prior to the Change in Control.  Additionally, any stock options granted to Eldem would be dealt with in accordance with the terms of the Plan, however all stock options granted to Eldem, but not yet vested, would vest immediately.

Brian Penney

On March 7, 2011, the Company entered into an agreement with Brian Penney, whereby Mr. Penney would provide management, engineering and business development consulting services to the Company in the capacity as the Chief Operating Officer of the Company.  The base fees for Mr. Penney’s services were $16,875 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the minimum amount of 50% of the annual base fees plus applicable tax. The term of this agreement was month to month and could be terminated at any time by the Company without cause by making a payment to Mr. Penney that is equivalent to twelve (12) months base fees.  However, in the event that there was a Change in Control (as defined above) of the Company, either the Company or Mr. Penney had one year from the date of such Change in Control to elect to have the Mr. Penney’s appointment terminated. In the event that such an election was made, the Company was obliged to make a lump sum termination payment to Mr. Penney that was equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Penney in the 36 months prior to the Change in Control.  Additionally, any stock options granted to Mr. Penney would be dealt with in accordance with the terms of the Plan; however all stock options granted to Mr. Penney, but not yet vested, would vest immediately. On December 1, 2011, Mr. Penney resigned as COO of the Company, and this agreement was terminated effective on that date without the payment of any termination payment to Mr. Penney.

Gary Norris

On May 26, 2011, the Company entered into an agreement with GN Consulting Services Limited (“GN”) pursuant to which GN provides the services of Mr. Norris to provide management, community and government relations consulting services to the Company in the capacity as the Executive Vice President, Government and Community Affairs of the Company.  During the year ended December 31, 2011, the base fees for GN’s services were $14,600 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the amount of 50% of the annual base fees plus applicable tax. The term of this agreement is month to month and may be terminated at any time by the Company without cause by making a payment to GN that is equivalent to six (6) months base fees.  However, in the event that there is a Change in Control (as defined above) of the Company, either the Company or GN will have one year from the date of such Change in Control to elect to have the GN’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to GN that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to GN in the 36 months prior to the Change in Control.  Additionally, any stock options granted to Mr. Norris would be dealt with in accordance with the terms of the Plan, however all stock options granted to Mr. Norris, but not yet vested, would vest immediately.

Todd Burlingame

On May 18, 2011, the Company entered into an agreement with Kee Scarp Ltd. (“Kee Scarp”), pursuant to which Kee Scarp provides the services of Mr. Burlingame to provide management, environmental and aboriginal relations consulting services to the Company in the capacity as the Executive Vice President, Environment and Aboriginal Affairs of the Company.  During the year ended December 31, 2011, the base fees for Kee Scarp’s services were $14,600 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the amount of $100,000 plus applicable tax.  The term of this agreement is month to month and may be terminated at any time by the Company without cause by making a payment to Kee Scarp that is equivalent to three (3) months base fees.  However, in the event that there is a Change in

Control (as defined above) of the Company, either the Company or Kee Scarp will have one year from the date of such Change in Control to elect to have Kee Scarp’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to Kee Scarp that is equivalent to 24 months base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Burlingame in the 24 months prior to the Change in Control.  Additionally, any stock options granted to Mr. Burlingame would be dealt with in accordance with the terms of the Plan, however all stock options granted to Mr. Burlingame, but not yet vested, would vest immediately.

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Name	Termination Without Cause Benefit Value(1)	Termination on a Change of Control Benefit Value(1)
Stan Bharti	$480,000(2)	$1,440,000(2)
Mark Morabito	$200,004	$1,125,012
Matthew Simpson	N/A(3)	N/A(3)
Tayfun Eldem	$300,000	$975,000
Keith Santorelli	$225,000	$690,000
Brian Penney	N/A(3)	N/A(3)
Gary Norris	$87,600	$629,800
Todd Burlingame	$43,800	$432,900
(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (December 31, 2011).
(2)	The termination value is the amount payable to Forbes under the services agreement between the Company and Forbes as further described under the heading, “Management Contracts”.
(3)	The agreements with Messrs. Simpson and Penney were terminated prior to December 31, 2011 without the payment of any termination payment.

Director Compensation

Effective October 1, 2011, Alderon adopted a formal director compensation program. Prior to that date, no such formal program was in place. Under the formal director compensation program, non-executive directors of Alderon receive an annual board retainer of $20,000, the Non-Executive Chairman of the Board (currently none), receives an annual fee of $10,000, the Chair of the Audit Committee receives an annual fee of $5,000 and each of the Chairs of the Compensation and Nominating and Corporate Governance Committees receive an annual fee of $2,500. Each of the aforementioned fees is paid quarterly. The directors of the Company are also eligible to receive options to purchase Common Shares pursuant to the terms of the Plan.

The following table contains information about the compensation paid to, or earned by directors of the Company who were not Named Executive Officers. During the financial year ended December 31, 2011, the Company had a total of five directors who were not Named Executive Officers.

Name	Fees earned ($)	Share-based awards ($)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)	All other compen- sation ($)	Total ($)
Brad Boland(1) Director	$6,250	Nil	$241,202	$30,000	Nil	Nil	$277,452
R.B. Humphrey Director	$5,000	Nil	$241,202	$30,000	Nil	Nil	$276,202

Name	Fees earned ($)	Share-based awards ($)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)	All other compen- sation ($)	Total ($)
David J. Porter Director	$5,625	Nil	$241,202	$20,000	Nil	Nil	$266,827
Brian F. Dalton Director	$10,000	Nil	$964,810	Nil	Nil	Nil	$974,810
John A. Baker Director	$10,000	Nil	$964,810	Nil	Nil	Nil	$974,810

          (1)      Mr. Brad Boland served as a director of the Company from March 3, 2010 to April 2, 2012.
(2)
The value of the option-based awards reflects the fair value of options granted on the applicable dates of grant, which were February 9, 2011. The fair value was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.64%; b) expected life of four years; c) the price of the stock on the grant date; d) expected volatility of 94% and d) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(3)	Compensation received in the form of discretionary bonuses.

Incentive plan awards - Outstanding share-based awards and option-based awards granted to directors

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the directors of the Company who were not Named Executive Officers as at December 31, 2011.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Brad Boland	100,000(2) 100,000(2) 100,000(2)	$3.70 $1.50 $1.60	2016-02-09 2015-03-03 2015-11-08	Nil $118,000 $108,000	Nil	Nil
R.B. Humphrey	100,000(2) 200,000(2) 200,000(2)	$3.70 $1.50 $1.60	2016-02-09 2015-03-03 2015-11-08	Nil $236,000 $216,000	Nil	Nil
David J. Porter	100,000(2) 200,000(2)	$3.70 $1.60	2016-02-09 2015-11-08	Nil $216,000	Nil	Nil
Brian F. Dalton	400,000(2)	$3.70	2016-02-09	Nil	Nil	Nil
John A. Baker	400,000(2)	$3.70	2016-02-09	Nil	Nil	Nil

(1)	Based on the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2011, being $2.68 per share.
(2)
Options are exercisable for a period of five years and vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended December 31, 2011

The following table provides information regarding value vested or earned through incentive plan awards by the directors of the Company who were not Named Executive Officers during the financial year ended December 31, 2011:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brad Boland	$115,750(2)	Nil	Nil
R.B. Humphrey	$231,500(3)	Nil	Nil
David J. Porter	$109,000(4)	Nil	Nil
Brian F. Dalton	Nil(5)	Nil	Nil
John A. Baker	Nil(5)	Nil	Nil

(1)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(2)
25,000 options exercisable at $1.50 per share vested on March 3, 2011, 25,000 options exercisable at $1.60 per share vested on May 8, 2011, 25,000 options exercisable at $3.70 per share vested on August 9, 2011, and 25,000 options exercisable at $1.60 per share vested on November 8, 2011. The closing prices of the Common Shares on the TSX-V on March 3, 2011, May 6, 2011, and August 9, 2011 and on the TSX on November 8, 2011 were $3.95 per share, $2.69 per share, $2.72 per share and $2.69 per share respectively.

(3)
50,000 options exercisable at $1.50 per share vested on March 3, 2011, 50,000 options exercisable at $1.60 per share vested on May 8, 2011, 25,000 options exercisable at $3.70 per share vested on August 9, 2011, and 50,000 options exercisable at $1.60 per share vested on November 8, 2011. The closing prices of the Common Shares on the TSX-V on March 3, 2011, May 6, 2011, and August 9, 2011 and on the TSX on November 8, 2011 were $3.95 per share, $2.69 per share, $2.72 per share and $2.69 per share respectively.

(4)
50,000 options exercisable at $1.60 per share vested on May 8, 2011, 25,000 options exercisable at $3.70 per share vested on August 9, 2011, and 50,000 options exercisable at $1.60 per share vested on November 8, 2011. The closing prices of the Common Shares on the TSX-V on May 6, 2011, August 9, 2011 and on the TSX on November 8, 2011 were $2.69 per share, $2.72 per share and $2.69 per share respectively.

(5)	100,000 options exercisable at $3.70 per share vested on August 9, 2011. The closing price of the Common Shares on the TSX-V on August 9, 2011 was $2.72 per share.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former director, executive officer or senior officer of the Company, employee or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such director, executive officer or senior officer, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Forbes & Manhattan, Inc.

On May 25, 2010, as amended on September 7, 2011, the Company signed a service agreement with Forbes (of which Mr. Bharti is the Executive Chairman) for financial, management and business consulting services. Forbes’ head office is located at 65 Queen Street West, Suite 805, Toronto, Ontario, Canada M5H 2M5. The base fees for Forbes’ services are $40,000 per month (the “Forbes Fee”), plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company together with any such increments thereto and bonuses (including additional grants of options) as the Board of Directors may from time to time determine. In addition to the base fees, the Company paid a signing bonus of $30,000 plus applicable taxes to Forbes.  This agreement may be terminated prior to December 31, 2012, by the Company without cause by making a payment to Forbes that is equivalent to the base fees remaining to be paid under the term of this agreement in the form of a lump sum payment within thirty (30) days of the termination date. However, in the event that there is a Change in Control (as defined above under the heading, “Statement of Executive Compensation – Termination and Change of Control Benefits”) of the Company, either the Company or Forbes will have one year from the date of such Change in Control to elect to have Forbes’ appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to Forbes that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Forbes in the 36 months prior to the Change in Control.

The Forbes Fee is intended to reflect the value of the benefits and services that are provided to the Company by Forbes in gaining access to a number of individuals by virtue of their relationship with Forbes. Various administrative, strategic and technical services are provided and will be provided to the Company through a team of geologists, mining engineers and financial professionals related to Forbes on an as needed basis. In certain instances, additional fees may be paid to such individuals by the Company directly and not in connection with this agreement for their services; however, such fees are typically substantially lower than if the Company had to seek out and engage such persons on its own on a full time basis. Without the support provided by Forbes, the Company would not otherwise have ready access to the breadth of skilled professionals available through Forbes on an as needed basis. In addition, Forbes, through its and Mr. Stan Bharti’s contacts and reputation assists the Company in fostering relationships with strategic investors and investment banks.

Forbes West Management Corp.

The Company has an arrangement with Forbes West (formerly, EGM Exploration Group Management Corp.) of Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1, to provide services and facilities to the Company. Forbes West is a private company which is owned by Mark Morabito, Executive Chairman of the Company.  Forbes West provides the Company with administrative and management services. The services provided by Forbes West include shared facilities, geological, technical, accounting, investor relations, legal and corporate development services. The fees for these management services are determined on a cost plus 15% basis. The costs are determined and allocated to the Company based on the cost or value of the services provided to the Company as determined by Forbes West, and the Company reimburses Forbes West for such costs on a monthly basis. During the financial year ended December 31, 2011, the Company incurred fees of $1,718,682 to Forbes West.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out particulars of the compensation plans and individual compensation arrangements under which equity securities of the Company are authorized for issuance as of December 31, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	11,636,300	$2.57	755,990
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	11,636,300		755,990

(1)	At December 31, 2011, the Company had a “fixed” stock option plan that reserved for issuance 12,392,290 shares.

AUDIT COMMITTEE

For information regarding the Audit Committee, see the Company’s annual information form (the “AIF”) dated December 31, 2011, under the heading, “Audit Committee”, including a copy of the audit committee charter which is attached to the AIF as Schedule “A”. The AIF is available under the Company’s profile at www.sedar.com.

During the Company’s most recent financial year, the members of the Audit Committee were Brad Boland, David Porter and Bruce Humphrey, each of whom were independent and financially literate for purposes of applicable securities laws. Brad Boland resigned as a director and member of the Audit Committee effective April 2, 2012, and was replaced by John Vettese. John Vettese is financially literate but is not an independent within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). The Company is currently relying on the exemption under section 3.5 of NI 52-110, which provides that an audit committee member is exempt from being independent for a period of six months if such a member was appointed by a board of directors to fill a vacancy resulting from the resignation of an audit committee member. David Porter and Bruce Humphrey remain independent. The Board is satisfied that relying on this exemption will not materially adversely affect the ability of the Audit Committee to act independently and satisfy the other requirements of NI 52-110.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

On June 30, 2005, the Canadian Securities Administrators introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). The Company has reviewed its own corporate governance practices in light of the NP 58-201 guidelines.  In certain cases, the Company’s practices comply with NP 58-201, however, the Board of Directors considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore certain guidelines have not been adopted. Set out below is a description of certain corporate governance practices of the Company, as required by NI 58-101.

Board of Directors

NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  NI 52-110 sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. As at December 31, 2011, the Board of Directors consisted of nine directors, three of which, were independent.

The current Board of Directors consists of eleven directors with four of the eleven directors considered independent.  Tayfun Eldem is the President and CEO of the Company and is therefore not considered independent.  Mark Morabito is the Executive Chairman of the Company and is therefore not considered independent. Stan Bharti served as Executive Chairman of the Company until September 7, 2011 when at such time he assumed his current role as Vice-Chairman of the Company, and is therefore not considered independent.  Matthew Simpson served as Chief Operating Officer for the Company until May 7, 2011 and therefore is not considered independent. Brian Dalton and John Baker are affiliated with the Company due to their relationship with Altius Minerals Corporation and are therefore not independent. John Vettese is a partner at Cassels Brock & Blackwell LLP, legal counsel to the Company, and is therefore not independent.  Christopher Noel Dunn, Bruce Humphrey, David Porter, and Danny Williams are independent directors. While serving as a director of the Company until April 2, 2011, Brad Boland was considered independent.

The proposed Board of Directors is the same as the current Board of Directors. As a result, the proposed Board of Directors will have four independent directors: Christopher Noel Dunn, Bruce Humphrey, David Porter, and Danny Williams and seven non-independent directors: Mark Morabito, Matthew Simpson, Stan Bharti, John Baker, Brian Dalton, John Vettese, and Tayfun Eldem. As a result, a majority of the Board of Directors will not be independent. The Board of Directors believes that Management is effectively supervised by the independent directors of the Company on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of Alderon and have regular and full access to management.

During the year ended December 31, 2011, the independent directors did not hold regularly scheduled meetings at which the non-independent directors and members of management are not in attendance.

The Chair of the Board of Directors is not an independent director and the Company does not have a lead director. The Board is of the view that appropriate structures and procedures are in place to allow the Board to function independently of management while continuing to provide the Company with the benefit of having a Chairman of the Board with extensive experience and knowledge of the Company’s business.

Meetings of the Board and Committees of the Board

Alderon’s Board meets when it is necessary and desirable to transact business of Alderon.  Each committee of the Alderon’s Board meets at least once each year or more frequently as deemed necessary by the applicable committee.  The Audit Committee meets every quarter.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which Alderon faces from time to time. During the financial year ended December 31, 2011 Alderon’s Board met three times, the Audit Committee met five times, and the Compensation Committee met once. The following table provides details regarding director attendance at Board and committee meetings held during each director’s tenure on Alderon’s Board and his respective committees during the financial year ended December 31, 2011.

Director Attendance Record
Director	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee(7)
Mark J. Morabito	3 of 3	N/A	N/A	N/A
Stan Bharti	3 of 3	N/A	N/A	N/A
Brad Boland(1)	3 of 3	5 of 5	1 of 1	N/A
Tayfun Eldem(2)	1 of 1	N/A	N/A	N/A
R. Bruce Humphrey	3 of 3	4 of 5	1 of 1	N/A
John A. Baker	3 of 3	N/A	N/A	N/A
Brian Dalton	3 of 3	N/A	N/A	N/A
David Porter	2 of 3	5 of 5	1 of 1	N/A
Matthew Simpson(3)	2 of 2	N/A	N/A	N/A
Christopher Noel Dunn(4)	N/A	N/A	N/A	N/A
John Vettese(5)	N/A	N/A	N/A	N/A
Danny Williams(6)	N/A	N/A	N/A	N/A
(1)	Mr. Brad Boland resigned as a director of the Company on April 2, 2012.
(2)	Mr. Tayfun Eldem was appointed a director of the Company on September 30, 2011.
(3)	Mr. Matthew Simpson was appointed a director of the Company on April 25, 2011.
(4)	Mr. Christopher Noel Dunn was appointed a director of the Company on January 13, 2012.
(5)	Mr. John Vettese was appointed a director of the Company on March 28, 2012.
(6)	Mr. Danny Williams was appointed a director of the Company on March 28, 2012.
(7)	The Nominating and Corporate Governance Committee was formed on February 1, 2012.

The independent directors do not hold regularly scheduled meetings at which non-independent directors are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of directors who are also members of Management, the independent directors ask members of Management to leave the meeting, and the independent directors are able to discuss matters in camera.

Directorships

Currently, the following existing directors and proposed directors serve on the following boards of directors of other public companies:

Director	Public Corporation Board Membership
Mark J. Morabito	Crosshair Energy Corporation Excelsior Mining Corp. Logan Resources Ltd. Ridgemont Iron Ore Corp. Midlands Minerals Corporation
Stan Bharti
Aberdeen International Inc.
Avion Gold Corp.
Dacha Strategic Metals Inc.
Eurocontrol Technics Inc.
Exile Resources Inc.
Forbes & Manhattan Coal Corp.
Largo Resources Ltd.
Longford Energy Inc.
Sagres Energy Inc.
Silver Bear Resources Inc.
Sulliden Gold Corporation Ltd.
Vast Exploration Inc.
Belo Sun Mining Corp.
BrookWater Ventures Inc.

R. Bruce Humphrey	Avion Gold Corp. Black Iron Inc. Sulliden Gold Corporation Ltd.
Matthew Simpson	Black Iron Inc. Ridgemont Iron Ore Corp.
John A. Baker	Altius Minerals Corporation
Brian F. Dalton	Altius Minerals Corporation
David J. Porter	Black Iron Inc.
Tayfun Eldem	None.
Christopher Noel Dunn	Pretium Resources Inc. Pan American Silver Corp.
Danny Williams	None
John Vettese	Midlands Minerals Corporation Excelsior Mining Corp.

With respect to his role as a director of the Company and as a director of the other reporting issuers listed above, Mr. Bharti devotes the amount of time to each company as is required of his position given the particular needs and activities being undertaken by a particular company at any given time.  While Mr. Bharti remains apprised of the day to day operations and progress of each of the companies with whom he fills an executive or advisory role, his involvement and time commitment directly correlate to the level of activity being undertaken by such company at any given time and can range from 5% to 15% of his time.  Mr. Bharti's involvement increases significantly when the Company is considering any type of strategic decision, material transaction or is otherwise undertaking a transaction out of the ordinary course of business.

Board Mandate

The Alderon Board does not have a written mandate. The duties and responsibilities of Alderon’s Board are to supervise the management of the business and affairs of Alderon and to act with a view towards the best interests of Alderon. Alderon’s Board delegates day-to-day management of Alderon to executive officers, relying on them to keep it apprised of all significant developments affecting Alderon. In discharging its mandate, Alderon’s Board is responsible for the oversight and review of the development of, among other things, the following matters: the strategic planning process of Alderon; identifying the principal risks of Alderon 's business and ensuring the implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; a communications policy for Alderon to facilitate communications with investors and other interested parties; and the integrity of Alderon's internal control and management information systems.

Alderon’s Board also has the mandate to assess the effectiveness of Alderon’s Board as a whole, its committees and the contribution of individual directors. Alderon’s Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.

Position Descriptions

Alderon’s Board has not adopted written position descriptions for the Chair of Alderon’s Board or the Chair of any committee of Alderon’s Board.  Alderon’s Board meets annually to discuss the roles and responsibilities of the Chair of Alderon’s Board and the Chair of each committee of Alderon’s Board.  These roles and responsibilities are set out below.

 Chair of the Board

The Chair of the Board (Mark Morabito) is not an independent director given that as an executive officer of the Company, he is considered to have a material relationship with the Company. Although the Chair is not considered independent, the independent directors believe that their knowledge of the Company’s business and their independence are sufficient to facilitate the functioning of the Board independently of Management. When new independent directors are added to the Board, they have the opportunity to become familiar with the Company by meeting with other directors and with officers and employees of the Company and reviewing the Company’s policies. Existing independent directors of the Company provide leadership to new independent directors on an informal basis.

The Chair of Alderon’s Board is responsible for the overall leadership and Management of Alderon’s Board. The Chair of Alderon’s Board is elected and has his/her performance evaluated by Alderon’s Board of Directors. The key responsibilities of the Chair of Alderon’s Board are as follows: (i) provide leadership to enhance Board effectiveness; (ii) manage the activities of` Alderon’s Board and ensure coordination among committees of Alderon’s Board; (iii) ensure that the respective roles of Alderon’s Board and Management are well delineated; (iv) act as a liaison between Alderon’s Board and management; (v) ensure that Alderon’s Board has the information it needs for it to be effective; (vi) ensure that Alderon’s Board monitors the achievement of the aims, strategy and policies of Alderon (vii) represent Alderon, on particular matters identified by Alderon’s Board by Alderon’s Board or Management, with stakeholders; and (viii) lead by example and set a high standard of integrity.

Chair of Committees of the Board

The Chair of each committee of Alderon’s Board (“Committee Chair”) will be a duly elected member of Alderon’s Board and be appointed each year, by Alderon’s Board on recommendation of the applicable committee.  A Committee Chair provides independent, effective leadership to the committee and leads that committee in fulfilling the duties set out in its charter.

A Committee Chair will provide overall leadership and enhance the effectiveness of the committee, foster ethical and responsible decision making and provide effective leadership to oversee all aspects of the committee’s direction, structure and composition. The specific responsibilities of a Committee Chair are: (i) ensure that the committee meets as many times as necessary to carry out its duties effectively; (ii) establish the agenda for each committee meeting; (iii) chair all meetings of the committee; (iv) ensure sufficient time during committee meetings to fully discuss agenda items; (v) encourage committee members to ask questions and express viewpoints during meetings; (vi) deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus; and (vii) ensure that that the committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

As well, a Committee Chair will allow for timely reporting of each meeting to Alderon’s Board, including committee recommendations and findings, will insure performance evaluation of the committee is conducted, will provide written information in a timely manner to ensure that the committee fulfills its mandate, will ensure that all resources and expertise are available to the committee, will coordinate with the committee to retain, oversee, compensate and terminate independent advisors and will facilitate effective communication between committee members and management.

Chief Executive Officer

Alderon’s Board has not developed a position description for the Chief Executive Officer of Alderon.  Alderon’s Board meets annually with the Chief Executive Officer to set out the duties, roles and responsibilities of the Chief Executive Officer, which include the following: (i) developing, implementing and assessing the effectiveness of corporate strategy and business plans; (ii) providing executive leadership to Alderon and achieving the results targeted in the corporate strategy and business plans; (iii) representing Alderon in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others; (iv) recruiting, retaining, assessing the performance of and developing a high calibre executive team, key employees and their successors; and (v) establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business.

Orientation and Continuing Education

The Company provides an orientation program to new directors.  This program consists of providing education regarding directors’ responsibilities, corporate governance issues, committee charters, and recent and developing issues related to corporate governance and regulatory reporting. The Company also encourages senior management to participate in professional development programs and courses and supports Management’s commitment to training and developing employees.  The Board of Directors provides comprehensive information regarding the Company to new directors and continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors.

Furthermore, The Nominating and Corporate Governance Committee is responsible for reviewing, monitoring and making recommendations regarding new director orientation and ongoing development of existing directors.

Ethical Business Conduct

Alderon’s Board expects Management to operate the business of Alderon in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute Alderon’s business plan and to meet performance goals and objectives. In February of 2011, Alderon’s Board adopted a Code of Business Conduct and Ethics (the “Code”), which is available on Alderon’s website at www.alderonironore.com. Before adopting the Code, the independent members of the Board of Directors monitored the activities of Management on an on-going basis to ensure that the highest standard of ethical conduct was maintained.

Compliance with the Code is based first and foremost on the cooperation and vigilance of all persons subject to the Code.  Each director, officer and employee and consultant is provided with a copy of the Code and is required to acknowledge in their employment or consulting contract, as applicable, that they have read, understood and agree to comply with the Code. The Nominating and Corporate Governance Committee is responsible for monitoring compliance with the Code by ensuring that all directors, officers, consultants and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Chairman of the Audit Committee or other appropriate person. The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

No material change report has ever been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

In February of 2012, the Company also adopted a Whistleblower Policy to address Alderon’s commitment to integrity, ethical behavior, and compliance with the Code by its personnel. The Company’s Whistleblower Policy sets out procedures for directors, officers, consultants and employees of Alderon to make good faith complaints concerning a suspicion of unethical behaviour of Alderon or any of its personnel.

The Code requires all employees, officers, directors and consultants of the Company to perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships.

The Board endeavors to ensure that directors, officers and employees exercise independent judgement in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Nominating and Corporate Governance Committee regarding any potential conflicts of interest. In addition, in accordance with the British Columbia Business Corporations Act, if a director is a director or officer of, or has a material interest in, any person who is a party to a transaction or proposed transaction with the Company, that director is not entitled to vote on any directors’ resolutions in respect of such transaction, in most circumstances. The Nominating and Corporate Governance Committee monitors the disclosure of conflicts of interest to the Board by directors and ensures that no director will vote or participate in a discussion on a matter in respect of which such director has a material interest.  Committee Chairs perform the same function with respect to meetings of each Board committee.

Nomination of Directors

The Nominating and Corporate Governance Committee is responsible for recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and analyzing the needs of the Board and recommending nominees who meet such needs, when vacancies arise on the Board. The Nominating and Corporate Governance Committee is currently comprised of

John Baker, Matthew Simpson and David Porter. David Porter is considered an independent director and each of John Baker and Matthew Simpson are not considered independent directors for purposes of applicable securities laws.

Under the supervision of the Board, the Nominating and Corporate Governance Committee also recruits and identifies individuals qualified to become new members of the Board as required, and recommends new director nominees to the Board.  In reviewing potential candidates and current effectiveness of the Board, the Nominating and Corporate Governance Committee considers the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee of the Board.

Compensation

Reference should be made to “Statement of Executive Compensation” for details regarding the Compensation Committee.

Other Board Committees

The Company does not have any standing committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Assessments

The Board is responsible for assessing the effectiveness of the Board and its committees. The Board and its committees are assessed with reference to their respective mandates or charters, while individual directors are assessed with reference to any applicable position descriptions, as well as the competencies and skills that each individual director is expected to bring to the Board.

The Nominating and Corporate Governance Committee is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Board of Directors as a whole as well as the committees of the Board of Directors with a view to ensuring that they are fulfilling their respective responsibilities and duties. These evaluations take into account the competencies and skills each director is expected to bring to his role or her particular role on the Board of Directors or on a committee, as well as any other relevant facts.

Given that the Nominating and Corporate Governance Committee was formed in February of 2012, there was no formal process in place for assessing the effectiveness of the Board of Directors as a whole, its committees or individual directors during the most recent financial year of the Company.

The Corporate Governance and Nominating Committee is tasked with evaluating at least annually the effectiveness and contribution of the Board of Directors, its committees and individual directors’ duties. These evaluations take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below, no informed person of the Company, no Management nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last financial year, any Shareholder directly or indirectly beneficially owning, or exercising control or direction over, more than 10% of the outstanding Common Shares, nor an associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company other than as disclosed under the headings, “Statement of Executive Compensation”, “Fixing the Number of Directors and Election of Directors” and “Particulars of Matters to be Acted Upon”.

On January 13, 2012, Alderon closed a $40 million strategic investment from LMM, a subsidiary of Liberty Mutual Group. LMM purchased 14,981,273 Common Shares of Alderon on a private placement basis for an aggregate purchase price of approximately $40 million at a price per Common Share of $2.67. Under the terms of the subscription agreement, Christopher Noel Dunn, the Managing Director of LLM, and current director of Alderon, was appointed to the Board. Under the terms of the subscription agreement, LMM has a pre-emptive right to participate in future equity financings of Alderon. In the event that LMM desires to sell any of its Common Shares, Alderon will hold the right to identify a purchaser or purchasers to whom such Common Shares shall be sold.

On April 13, 2012, the Company signed a definitive subscription agreement with Hebei Iron & Steel Group Co., Ltd. (“Hebei”), pursuant to which Hebei will purchase 25,828,305 of the Company’s common shares by way of a private placement. Upon closing of the private placement, Hebei will have the right to appoint two directors to the Company’s Board of Directors. LMM has indicated that it intends to exercise its pre-emptive right to maintain its relative proportionate interest in the Company following this private placement. Upon closing of the private placement, Hebei will acquire approximately 25,828,305 Common Shares for gross proceeds to the Company of $88,332,804, representing 19.9% of the issued and outstanding shares of Alderon, after giving effect to such issuance and the exercise by LLM of its pre-emptive right, and LLM will acquire approximately 3,805,576 Common Shares at the subscription price for additional gross proceeds to the Company of $13,015,070. Hebei will also have the right to nominate two directors to the Alderon Board upon closing of the private placement.

APPOINTMENT AND REMUNERATION OF AUDITOR

Effective April 18, 2012, Davidson & Company LLP, Chartered Accountants (the “Former Auditor”) resigned as auditors of the Company, and KPMG LLP, Chartered Accountants, of Montreal, Québec (the “Successor Auditor”), agreed to fill the vacancy. The Successor Auditors of the Company were appointed on April 18, 2012, and are the current Auditors of the Company.  There were no reportable events in relation to the change of auditors.

Pursuant to Section 4.11 of the National Instrument 51-102 Continuous Disclosure Obligations, a reporting package consisting of the following is attached as Schedule “A” to this Information Circular.

(i)	Notice of Change of Auditors;

(ii)	Letter from the Former Auditor; and

(iii)	Letter from the Successor Auditor.

The persons named in the enclosed Instrument of Proxy will vote for the appointment of KPMG LLP, Chartered Accountants, of Montreal, Québec, as Auditors of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

APPROVAL OF NEW STOCK OPTION PLAN

At the Meeting, Shareholders will be asked to consider and, if thought advisable, approve a new stock option plan for the Company. The Board of Directors has approved a new stock option plan (the “New Plan”) to replace the Company’s existing stock option plan, which was last approved by Shareholders at the Company’s annual and general meeting of Shareholders held September 30, 2011.

The Board of Directors believes it would be advisable and in the best interests of the Company to adopt the New Plan. The terms of the New Plan are in compliance with the policies of the TSX and NYSE Amex and reflect the graduation of the Company to the TSX. Terms of the Company’s stock option plan that were originally designed to ensure compliance with the TSX-V have been removed in the New Plan given that the Company is now a TSX listed company.  Furthermore, in order to provide the Company with added flexibility in attracting executives and consultants, the number of shares available for issuance under the New Plan has been increased from 12,392,290 Common Shares, which represented 15% of the Common Shares issued and outstanding as of the date of the Company’s Information Circular dated August 11, 2011, to 15,000,000 Common Shares, being approximately 15% of the Common Shares issued and outstanding as of the date of this Information Circular.  The Board of Directors is of the opinion that the implementation of the New Plan will assist the Company in continuing to attract, retain and motivate its employees, directors, officers, and other eligible persons whose contributions are important to the future success of the Company.

Currently the Company has options outstanding that will result in 12,902,500 Common Shares being issuable upon the exercise of such options, which represents approximately 12.88% of the current number of issued and outstanding Common Shares. The 12,902,500 options currently outstanding include the 600,000 options that have been granted subject to Shareholder approval, as described under the heading, “Approval of Stock Option Grants”.  Assuming the approval of the New Plan, 2,097,500 options will be available to be granted under the New Plan, representing approximately 2.06% of the current number of issued and outstanding Common Shares.

The Company is seeking the approval of Shareholders of the New Plan. A full copy of the New Plan may be obtained at the offices of the Company located at 1240, 1140 West Pender Street, Vancouver BC, or by contacting the Company by telephone at (604) 681-8030, at any time before the Meeting. The key provisions of the New Plan can be summarized as follows:

(a)
The maximum number of Common Shares that may be reserved for issuance for all purposes under the New Plan is 15,000,000, being approximately 15% of the Common Shares issued and outstanding at date of this Information Circular. However, if any option has been exercised, then the number of Common Shares into which such option was exercised shall become available to be issued upon the exercise of options subsequently granted under the New Plan.

(b)
The exercise price per Common Share shall be determined by the Board of Directors at the time the option is granted, but such price shall not be less than the closing price of the Common Shares on the TSX or NYSE Amex if applicable, on the last trading day preceding the date on which the grant of the option is approved by the Board of Directors. In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price shall be the fair market value of the Common Shares as determined by the Board of Directors in its sole discretion.

(c)
The New Plan provides that options may be granted to directors, employees, corporations that have a right to nominate a director to the Board of Directors, and consultants of the Corporation or any of its designated affiliates.

(d)	The New Plan gives discretion to establish, and modify vesting provisions to the Board of Directors, or a committee established thereby.

(e)	The New Plan provides that all outstanding options will immediately vest upon a change of control.

(f)
The New Plan provides that where a participant is terminated for any reason other than cause or death, options may be exercised no later than 90 days after the termination date, in the case of termination by reason of death, no later than 12 months following the date of death or disability, by the legal representative(s) of the estate of the participant, and in the case of termination for cause, options expire immediately.

(g)
Any amendment to any provision of the New Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company. The New Plan will require shareholder approval of certain amendments in accordance with the policies of the TSX, however, the Board of Directors has the discretion to make the following amendments, which it may deem necessary without having to obtain shareholder approval:

(i)	for the purposes of making formal minor or technical modifications to any of the provisions of the New Plan;

(ii)	to correct any ambiguity, defective provisions, error or omission in the provisions of the New Plan;

(iii)	to change the persons who qualify as participants under the New Plan;

(iv)	to change any vesting provisions of options;

(v)	to change the termination provisions of the options or of the New Plan which does not entail an extension beyond the original expiry date of the options; and

(vi)	to add a cashless exercise feature to the New Plan, providing for the payment in cash or securities on the exercise of options;

      provided, however, that:

(vii)
no such amendment of the New Plan may be made without the consent of such affected Participant (as defined in the New Plan) if such amendment would adversely affect the rights of such affected Participant under the New Plan; and

(viii)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

1.	an increase in the number of shares issuable under options granted pursuant to the New Plan;

2.	a reduction in the exercise price of an option;

3.	an extension of the term of an option granted under the New Plan benefiting an insider (within the meaning of the rules of the TSX) of the Company;

4.	a change to the insider participation limit set forth in the New Plan; or

5.	a change to amending provision of the New Plan.

Additionally, the New Plan contains the following provisions:

(a)
The number of shares issuable to any individual under any security based compensation arrangement of the Company shall not, within a one year period, exceed 5% of the number of shares outstanding immediately prior to the grant of any such option.

(b)
The maximum term for stock options issued pursuant to the New Plan cannot exceed 10 years, subject to an automatic extension in the event that the expiry of the term of an option falls within a black out period.

(c)
The number of Common Shares: (i) issued to insiders of the Company, within any one year period, and (ii)issuable to insiders of the Company, at any time, under the New Plan, or when combined with all of the Company’s other security based compensation arrangements, will not exceed 10% of the Company’s total issued and outstanding securities.

(d)	An option is personal to an optionee and non-assignable, subject to limited exceptions as set out in the New Plan.

(e)
The New Plan also provides for adjustments to outstanding options in the event of any disposition of substantially all of the assets of the Company, dissolution or any merger, amalgamation or consolidation of the Company with or into any other company, or the merger, amalgamation or consolidation of any other company with or into the Company.

(f)	The New Plan provides for accelerated vesting and accelerated expiry dates in the events of a take-over bid.

(g)	The New Plan allows the Company to withhold from any remuneration otherwise payable to a participant any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of their participation in the New Plan. This provision of the New Plan is necessary as a result of certain proposed amendments to the Income Tax Act (Canada) relating to the taxation of share options which came into effect on January 1, 2011.

Management recommends that Shareholders vote in favour of the resolution to approve the New Plan. In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the resolution to approve the New Plan at the Meeting.

Therefore, at the Meeting, Shareholders will be asked to pass an ordinary resolution in the following form:

“RESOLVED, as an Ordinary Resolution, that:

(a)
the Company approve and ratify, subject to regulatory approval, the adoption of the New Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the company, and other eligible persons, up to a maximum of 15,000,000 common shares of the Company (“Common Shares”), with a maximum of 5% of the Company’s issued and outstanding Common Shares being reserved for any one person on a yearly basis, provided that if any option so issued has been exercised, then the number of Common Shares into which such option was exercised shall become available to be issued upon the exercise of options subsequently granted under the New Plan;

(b)
until June 6, 2015, the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the New Plan entitling the option holders to purchase Common Shares; and

(c)
any director or officer of the Company be and is hereby authorized to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of these resolutions.”

APPROVAL OF STOCK OPTION GRANTS

The Board of Directors have granted an aggregate of 600,000 incentive stock options under the current Plan to certain executive officers, employees, consultants of the Company to purchase up to 600,000 Common Shares (the “Grants”), which are in excess of the number of shares reserved for issuance under the current Plan, being 12,392,290 Common Shares. As the number of Common Shares reserved for issuance upon exercise of previously granted stock options and the Grants will exceed the number of Common Shares currently reserved for issuance under the Plan, the Grants will be exercisable upon receipt of disinterested shareholder approval.  The Grants are included in the 12,902,500 options currently outstanding. The terms of the Grants are as follows:

Name & Title	Number of Options	Grant Date	Expiry Date	Exercise Price	Vesting Terms
John Vettese Director	300,000	March 27, 2012	March 27, 2017	$3.10	Twenty-four month vesting period.
Liberty Metals & Mining LLC(1)	300,000	March 27, 2012	March 27, 2017	$3.10	Twenty-four month vesting period.
(1)  Options were granted to LMM with respect to the provision of Noel Dunn as its director nominee on the Alderon Board of Directors.

Management recommends that Shareholders vote in favour of the resolution to approve the Grants. In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the resolution to approve the Grants at the Meeting.

Accordingly, disinterested Shareholders will be asked to consider and approve the stock option Grants in the following form:

“RESOLVED, as an Ordinary Resolution, that:

(a)	the grants of 600,000 options of the Company having such terms as summarized in the management information circular of the Company dated May 2, 2012 are hereby ratified, confirmed and approved; and

(b)
any director or officer of the Company be and is hereby authorized to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of these resolutions.”

The foregoing resolution must be approved by a simple majority of disinterested Shareholders, being those Shareholders that were not granted the options that are the subject of the resolution.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Instrument of Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company by mail at 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1 or by email at info@alderonironore.com.  Financial information regarding the Company is provided in the Company’s audited comparative financial statements for the years ended December 31, 2011 and 2010 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

DATED at Vancouver, British Columbia, this 2nd day of May, 2012.

“Mark J. Morabito”

Mark J. Morabito
Executive Chairman

SCHEDULE “A”
to the Information Circular as at May 2, 2012 of
Alderon Iron Ore Corp.

REPORTING PACKAGE

See attached.

NOTICE OF CHANGE OF AUDITOR
National Instrument 51-102

ALDERON IRON ORE CORP.
(the "Company")

TO:          British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Davidson & Company LLP
KPMG LLP

The Company hereby gives notice pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“National Instrument 51-102”) as follows:

1.	At the request of the Company, Davidson & Company LLP has resigned as auditor of the Company effective April 18, 2012 (the “Resignation Date”).

2.	The Board of Directors of the Company has approved the resignation of Davidson & Company LLP as auditor of the Company effective the Resignation Date.

3.
There were no reservations in the auditor’s reports on the Company’s financial statements for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Resignation Date.

4.	The Board of Directors of the Company has approved the appointment of KPMG LLP as successor auditor of the Company.

5.
In the opinion of the Company, as at the date hereof, there have been no Reportable Events (as such term is defined in National Instrument 51-102) in connection with the audits for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Resignation Date.

DATED at Vancouver, British Columbia, this 18th day of April, 2012.

ALDERON IRON ORE CORP.
BY ORDER OF THE BOARD

“Mark J. Morabito”
_____________________________________
Mark J. Morabito
Executive Chairman

KPMG LLP
Chartered Accountants
600 de Maisonneuve Blvd. West
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

April 18, 2012

Re: Alderon Iron Ore Corp. (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated April 18, 2012, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

KPMG LLP

Chartered Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.